SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 3)*

Shinhan Financial Group Co. Ltd.
(Name of Issuer)

Common Stock, par value KRW 5,000 per share
(Title of Class of Securities)

6397502
(CUSIP Number)

Hugo F. Sueiro, Esq.

BNP Paribas

New York Branch

787 Seventh Avenue

New York, NY 10019

+1 212 841 2000

With a copy to:

John D. Brinitzer, Esq.

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris, France

+33 1 40 74 69 24

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 2 of 5 Pages)

CUSIP No. 6397502	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS BNP Paribas I.R.S. Identification No. 650735612
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,826,276 (See Item 5.)
	8	SHARED VOTING POWER 1,133,228 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 16,826,276 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 1,133,228 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,959,504 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

This Amendment No. 3 supplements and amends the Schedule 13D originally filed on June 18, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 16, 2010 and Amendment No. 2 filed on October 30, 2013 (together, with the Original Schedule 13D, the “Schedule 13D”) by BNP Paribas with respect to shares of common stock, par value KRW 5,000 per share (the “Common Stock”) of Shinhan Financial Group Co., Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Statement is being filed by BNP Paribas (the “Reporting Person”), a société anonyme (or public limited company) licensed to conduct banking operations, on behalf of itself and its subsidiary, BNP Paribas Arbitrage S.N.C. (“BNPP Arbitrage”), a société en nom collectif (or partnership).

(a)-(c), (f): The Reporting Person is organized under the laws of the Republic of France. The address of its principal business and principal office is 16, boulevard des Italiens, 75009 Paris, France. The principal businesses of the Reporting Person are commercial and investment banking, retail banking, and asset management.

BNPP Arbitrage is organized under the laws of the Republic of France. The address of its principal business and principal office is 8, rue de Sofia, 75008 Paris, France. The principal business of BNPP Arbitrage is asset management and investment services activities. The Reporting Person owns, directly or indirectly, 99.99% of the share capital of BNPP Arbitrage.

(d): Except as described below, none of the Reporting Person and BNPP Arbitrage or to the knowledge of the Reporting Person, any of the persons listed on Schedules A-1 and A-2 attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On June 30, 2014, the Reporting Person entered into a series of agreements with, and was the subject of several orders issued by, the U.S. Attorney’s Office for the Southern District of New York, the New York County District Attorney’s Office, the Federal Reserve, the New York State Department of Financial Services and the Department of Treasury’s Office of Foreign Assets Control in settlement of investigations into violations of U.S. laws and regulations regarding economic sanctions. The fines and penalties imposed as part of this settlement include, among other things, the payment of monetary penalties amounting in the aggregate to $8.97 billion, the entry of guilty pleas by the Reporting Person with the Supreme Court of the State of New York, County of New York, on June 30, 2014 and with the District Court for the Southern District of New York on July 9, 2014 to charges of having violated U.S. federal criminal law (conspiracy to violate the Trading with the Enemy Act and the International Emergency Economic Powers Act) and New York State criminal law (conspiracy and falsifying business records), and the suspension of its New York branch for (a) a one-year period of USD direct clearing focused mainly on the Oil & Gas Energy and Commodity Finance business line in certain locations and (b) a two-year period of U.S. dollar clearing as a correspondent bank for unaffiliated third party banks in New York and London.

(e): None of the Reporting Person and BNPP Arbitrage or to the knowledge of the Reporting Person, any of the persons listed on Schedules A-1 and A-2 attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the previous response the following:

“On January 5, 2017, BNP Paribas sold an aggregate of 8,530,000 shares of Issuer Common Stock, pursuant to an international institutional private placement at a price per share of KRW44,800 as part of its portfolio management. Settlement of the sale took place on January 9, 2017.”

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting (a), (c) and (e) and replacing them with the following:

“(a) As of January 11, 2017, the Reporting Person may be deemed to beneficially own an aggregate of 17,959,504 shares of Common Stock. The Reporting Person directly owns 16,826,276 shares of Common Stock and is indirectly the beneficial owner of 1,133,228 shares of Common Stock as a result of its control over BNPP Arbitrage. BNPP Arbitrage directly owns 1,133,228 shares of Common Stock.

Accordingly, the Reporting Person may be deemed to beneficially own approximately 3.8% of the Common Stock, calculated with the total outstanding shares of Common Stock of 474,199,587 as disclosed in the Issuer’s Form 20-F filed on April 29, 2016.

To the knowledge of the Reporting Person, and except as described herein, none of the Reporting Person, BNPP Arbitrage or any of the persons listed on Schedules A-1 through A-2 beneficially owns any additional Common Stock.

(c)	Except as otherwise described herein and as set forth on Schedule B hereto, the Reporting Person has effected no transactions in the Common Stock within the last 60 days.
(e)	On January 9, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities reported herein.”

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2017

BNP Paribas

By: /s/ Philippe Bordenave
Name: Philippe Bordenave Title: BNP Paribas Chief Operating Officer (Directeur Général Délégué)

Schedule A-1

EXECUTIVE OFFICERS AND DIRECTORS OF BNP PARIBAS

The name and citizenship of each director and officer of BNP Paribas are set forth below. The business address of each person listed below is c/o BNP Paribas, 16, boulevard des Italiens, 75009 Paris, France. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Membership of the Board of Directors
Jean Lemierre	Chairman of the BNP Paribas Board of Directors	France
Jean-Laurent Bonnafé	Director of BNP Paribas	France
Denis Kessler	Director of BNP Paribas	France
Jean-Francois Lepetit	Director of BNP Paribas	France
Laurence Parisot	Director of BNP Paribas	France
Michel Tilmant	Director of BNP Paribas	Belgium
Jane Fields Wicker-Miurin	Director of BNP Paribas	United Kingdom
Pierre André de Chalendar	Director of BNP Paribas	France
Marion Charpin	Director of BNP Paribas	France
Monique Ayache	Director of BNP Paribas	France
Daniela Schwarzer	Director of BNP Paribas	Germany
Wouter De Ploey	Director of BNP Paribas	Belgium
Nicole Misson	Director of BNP Paribas	France
Sandrine Verrier	Director of BNP Paribas	France

Jean-Laurent Bonnafé	Chief Executive Officer	France
Philippe Bordenave	Chief Operating Officer	France
Jacques d'Estais	Deputy Chief Operating Officer; Head of International Financial Services	France
Michel Konczaty	Deputy Chief Operating Officer	France
Thierry Laborde	Deputy Chief Operating Officer and Head of Domestic Markets	France
Alain Papiasse	Deputy Chief Operating Officer; Group General Management Representative for North America; Head of Corporate and Institutional Banking	France
Marie-Claire Capobianco	Head of French Retail Banking	Belgium
Laurent David	Head of BNP Paribas Personal Finance	France
Stefaan Decraene	Head of International Retail Banking	Belgium
Renaud Dumora	Chief Executive Officer of BNP Paribas Cardif	France
Yann Gérardin	Head of Corporate and Institutional Banking	France
Maxime Jadot	Head of BNP Paribas Fortis	Belgium
éric Martin	Head of Compliance	France
Yves Martrenchar	Head of Group Human Resources	France
Andrea Munari	Country Head for Italy; Director and Chief Executive Officer of BNL	Italy
éric Raynaud	Head of the Asia-Pacific Region	France
Thierry Varène	Head of Key Accounts; Chairman of Corporate Clients Financing and Advisory EMEA	France

Schedule A-2

EXECUTIVE OFFICERS AND DIRECTORS OF BNP PARIBAS ARBITRAGE S.N.C.

BNP Paribas Arbitrage S.N.C. is managed by BNP Paribas. The name and citizenship of BNP Paribas’ permanent representative at BNP Paribas Arbitrage S.N.C. are set forth below. The business address for such representative is c/o BNP Paribas Arbitrage S.N.C., 160/162, boulevard Macdonald, 75019 Paris, France.

Name	Present Principal Occupation	Citizenship
Jacques Vigner	Permanent Representative of the Manager	France

Schedule B

The following table lists all trades effected by BNP Paribas Arbitrage S.N.C. in the Common Stock during the period beginning 60 days prior to January 12, 2017. All trades were effected in ordinary trading on the indicated exchange.

Trade Date	Buy/Sell	Quantity	Trade Price (KRW)	Exchange
05/10/16	Sell	8	40,200	Korea Exchange
05/10/16	Sell	2,646	40,250	Korea Exchange
05/10/16	Sell	890	40,300	Korea Exchange
05/10/16	Sell	458	40,100	Korea Exchange
06/10/16	Sell	5,795	40,100	Korea Exchange
06/10/16	Sell	1,845	40,350	Korea Exchange
06/10/16	Sell	2,405	40,300	Korea Exchange
06/10/16	Sell	3,808	40,250	Korea Exchange
06/10/16	Sell	5,795	40,050	Korea Exchange
06/10/16	Buy	134	40,200	Korea Exchange
07/10/16	Sell	1,630	39,850	Korea Exchange
07/10/16	Sell	2,727	39,900	Korea Exchange
07/10/16	Sell	1,176	39,950	Korea Exchange
07/10/16	Sell	2,703	40,050	Korea Exchange
07/10/16	Sell	1,374	40,150	Korea Exchange
07/10/16	Sell	403	40,100	Korea Exchange
07/10/16	Sell	2,808	40,000	Korea Exchange
07/10/16	Buy	185	39,950	Korea Exchange
07/10/16	Buy	239	40,000	Korea Exchange
11/10/16	Sell	2,874	41,750	Korea Exchange
12/10/16	Buy	6,347	42,200	Korea Exchange
13/10/16	Buy	5,760	41,350	Korea Exchange
14/10/16	Buy	207	41,950	Korea Exchange
14/10/16	Buy	15,880	41,950	Korea Exchange
14/10/16	Buy	843	41,600	Korea Exchange
14/10/16	Buy	15,880	41,950	Korea Exchange
14/10/16	Buy	2,100	41,950	Korea Exchange
18/10/16	Sell	221	43,750	Korea Exchange
18/10/16	Sell	1,369	43,900	Korea Exchange
19/10/16	Sell	1,430	44,050	Korea Exchange
20/10/16	Buy	1	43,900	Korea Exchange
20/10/16	Sell	1	43,900	Korea Exchange
24/10/16	Buy	4,089	43,950	Korea Exchange
25/10/16	Buy	257	43,950	Korea Exchange
25/10/16	Buy	424	44,100	Korea Exchange
25/10/16	Buy	391	44,150	Korea Exchange
25/10/16	Buy	66	44,050	Korea Exchange
25/10/16	Buy	181	44,000	Korea Exchange
25/10/16	Sell	1,362	44,150	Korea Exchange
31/10/16	Buy	4,553	43,850	Korea Exchange
01/11/16	Buy	735	43,400	Korea Exchange
02/11/16	Buy	990	42,850	Korea Exchange
03/11/16	Buy	1,724	43,400	Korea Exchange
03/11/16	Sell	470	43,400	Korea Exchange
03/11/16	Buy	1,961	43,350	Korea Exchange
03/11/16	Sell	4,152	43,400	Korea Exchange
04/11/16	Buy	3,144	43,250	Korea Exchange
04/11/16	Buy	2,747	43,150	Korea Exchange

04/11/16	Buy	165	43,100	Korea Exchange
07/11/16	Buy	1,392	43,900	Korea Exchange
07/11/16	Buy	321	43,650	Korea Exchange
07/11/16	Buy	4,137	43,400	Korea Exchange
08/11/16	Buy	992	42,700	Korea Exchange
08/11/16	Buy	798	42,600	Korea Exchange
09/11/16	Sell	1,428	42,100	Korea Exchange
09/11/16	Buy	4,241	43,250	Korea Exchange
09/11/16	Buy	897	42,800	Korea Exchange
09/11/16	Buy	1,305	42,750	Korea Exchange
09/11/16	Buy	1,118	42,950	Korea Exchange
09/11/16	Buy	952	42,850	Korea Exchange
09/11/16	Buy	3,653	43,000	Korea Exchange
09/11/16	Buy	604	43,100	Korea Exchange
09/11/16	Buy	3,469	42,600	Korea Exchange
09/11/16	Buy	1,287	43,050	Korea Exchange
09/11/16	Buy	587	42,050	Korea Exchange
09/11/16	Buy	675	42,250	Korea Exchange
09/11/16	Buy	3,419	41,850	Korea Exchange
09/11/16	Buy	3,330	41,900	Korea Exchange
09/11/16	Buy	418	42,100	Korea Exchange
09/11/16	Buy	5,550	42,500	Korea Exchange
09/11/16	Buy	1,169	43,150	Korea Exchange
09/11/16	Buy	53	41,900	Korea Exchange
09/11/16	Buy	115	41,650	Korea Exchange
09/11/16	Buy	5,421	42,100	Korea Exchange
10/11/16	Buy	3,740	44,000	Korea Exchange
10/11/16	Sell	67,496	44,000	Korea Exchange
11/11/16	Buy	7,760	45,200	Korea Exchange
11/11/16	Sell	5,268	45,600	Korea Exchange
11/11/16	Buy	402	45,600	Korea Exchange
11/11/16	Buy	3,852	45,600	Korea Exchange
11/11/16	Sell	3,852	45,600	Korea Exchange
11/11/16	Sell	402	45,600	Korea Exchange
11/11/16	Sell	1,322	45,600	Korea Exchange
11/11/16	Buy	1,322	45,600	Korea Exchange
11/11/16	Buy	45	45,600	Korea Exchange
11/11/16	Sell	45	45,600	Korea Exchange
14/11/16	Buy	1,328	45,050	Korea Exchange
15/11/16	Buy	3,984	45,150	Korea Exchange
18/11/16	Sell	2,110	44,150	Korea Exchange
22/11/16	Buy	307	43,400	Korea Exchange
22/11/16	Buy	5,119	43,150	Korea Exchange
23/11/16	Buy	332	43,950	Korea Exchange
23/11/16	Sell	4,056	44,350	Korea Exchange
24/11/16	Buy	2,113	44,200	Korea Exchange
24/11/16	Buy	5,496	44,350	Korea Exchange
24/11/16	Buy	295	44,450	Korea Exchange
24/11/16	Buy	5,593	44,050	Korea Exchange
24/11/16	Buy	1,418	44,100	Korea Exchange
24/11/16	Buy	65	44,000	Korea Exchange
25/11/16	Buy	335	44,300	Korea Exchange
25/11/16	Sell	21,476	43,950	Korea Exchange

29/11/16	Buy	1,284	43,750	Korea Exchange
29/11/16	Buy	892	43,700	Korea Exchange
29/11/16	Buy	6,054	43,650	Korea Exchange
29/11/16	Buy	559	43,450	Korea Exchange
30/11/16	Buy	6,624	44,100	Korea Exchange
30/11/16	Buy	175	44,150	Korea Exchange
30/11/16	Buy	51	44,250	Korea Exchange
30/11/16	Buy	58	44,200	Korea Exchange
30/11/16	Buy	32	44,050	Korea Exchange
30/11/16	Sell	3,465	44,350	Korea Exchange
30/11/16	Sell	4,520	44,100	Korea Exchange
30/11/16	Sell	1,106	44,400	Korea Exchange
30/11/16	Sell	2,972	44,300	Korea Exchange
30/11/16	Buy	776	44,350	Korea Exchange
01/12/16	Sell	78	44,100	Korea Exchange
01/12/16	Sell	38,350	43,900	Korea Exchange
30/11/16	Buy	1,111	44,100	Korea Exchange
30/11/16	Sell	1,111	44,100	Korea Exchange
05/12/16	Sell	38,350	43,000	Korea Exchange
05/12/16	Sell	38,250	43,000	Korea Exchange
05/12/16	Sell	8,437	43,000	Korea Exchange
06/12/16	Buy	19	43,000	Korea Exchange
06/12/16	Sell	19	43,000	Korea Exchange
07/12/16	Sell	475	44,800	Korea Exchange
07/12/16	Sell	1,258	44,850	Korea Exchange
07/12/16	Sell	2,754	44,900	Korea Exchange
07/12/16	Sell	4,017	44,950	Korea Exchange
07/12/16	Sell	38,350	44,800	Korea Exchange
07/12/16	Sell	38,250	44,800	Korea Exchange
08/12/16	Sell	3,326	46,700	Korea Exchange
08/12/16	Sell	2,753	46,550	Korea Exchange
08/12/16	Sell	149	46,650	Korea Exchange
08/12/16	Sell	3,311	46,500	Korea Exchange
08/12/16	Sell	693	46,750	Korea Exchange
08/12/16	Sell	2,473	46,600	Korea Exchange
08/12/16	Buy	2,309	47,300	Korea Exchange
08/12/16	Sell	2,286	47,300	Korea Exchange
08/12/16	Sell	2,309	47,300	Korea Exchange
08/12/16	Buy	2,286	47,300	Korea Exchange
08/12/16	Sell	32,572	47,296	Korea Exchange
09/12/16	Sell	2,659	47,050	Korea Exchange
09/12/16	Buy	29	46,800	Korea Exchange
09/12/16	Buy	59	46,600	Korea Exchange
09/12/16	Buy	735	46,700	Korea Exchange
09/12/16	Buy	600	46,750	Korea Exchange
09/12/16	Buy	1,475	46,850	Korea Exchange
09/12/16	Buy	177	46,550	Korea Exchange
09/12/16	Buy	952	46,900	Korea Exchange
12/12/16	Buy	355	47,450	Korea Exchange
12/12/16	Buy	236	47,250	Korea Exchange
12/12/16	Buy	308	47,350	Korea Exchange
12/12/16	Buy	88	47,100	Korea Exchange
12/12/16	Buy	321	47,400	Korea Exchange

12/12/16	Buy	256	47,300	Korea Exchange
12/12/16	Buy	525	47,150	Korea Exchange
12/12/16	Sell	38,350	47,100	Korea Exchange
13/12/16	Buy	18	46,100	Korea Exchange
13/12/16	Buy	577	46,050	Korea Exchange
13/12/16	Buy	1,446	46,150	Korea Exchange
13/12/16	Buy	197	46,450	Korea Exchange
13/12/16	Buy	219	45,950	Korea Exchange
13/12/16	Buy	1,702	45,750	Korea Exchange
13/12/16	Sell	580	46,150	Korea Exchange
13/12/16	Buy	24	45,900	Korea Exchange
13/12/16	Buy	613	45,800	Korea Exchange
13/12/16	Buy	189	46,000	Korea Exchange
13/12/16	Buy	1,208	45,850	Korea Exchange
13/12/16	Buy	1,455	45,700	Korea Exchange
14/12/16	Sell	10,716	47,550	Korea Exchange
15/12/16	Buy	1,394	46,300	Korea Exchange
15/12/16	Buy	3,691	46,200	Korea Exchange
15/12/16	Buy	1,271	46,250	Korea Exchange
15/12/16	Buy	474	46,350	Korea Exchange
15/12/16	Buy	2,699	46,200	Korea Exchange
16/12/16	Buy	2,623	47,600	Korea Exchange
16/12/16	Buy	62	47,650	Korea Exchange
20/12/16	Sell	7,207	47,250	Korea Exchange
21/12/16	Sell	173	47,750	Korea Exchange
21/12/16	Sell	242	47,800	Korea Exchange
21/12/16	Sell	1,171	47,950	Korea Exchange
21/12/16	Buy	5,218	47,700	Korea Exchange
21/12/16	Sell	233	47,850	Korea Exchange
21/12/16	Sell	1,429	47,900	Korea Exchange
21/12/16	Sell	572	48,000	Korea Exchange
23/12/16	Buy	486	46,750	Korea Exchange
23/12/16	Buy	172	46,800	Korea Exchange
23/12/16	Buy	22,950	46,800	Korea Exchange
27/12/16	Sell	2,446	47,550	Korea Exchange
29/12/16	Buy	224	45,100	Korea Exchange
29/12/16	Buy	83	45,050	Korea Exchange
29/12/16	Buy	366	45,150	Korea Exchange
28/12/16	Buy	651	45,800	Korea Exchange
28/12/16	Buy	1,951	45,900	Korea Exchange
28/12/16	Buy	181	45,950	Korea Exchange
28/12/16	Buy	453	46,000	Korea Exchange
28/12/16	Buy	1,744	45,850	Korea Exchange
28/12/16	Buy	3,705	45,750	Korea Exchange
28/12/16	Buy	2,446	45,750	Korea Exchange
02/01/17	Buy	2,544	45,300	Korea Exchange
03/01/17	Sell	10,784	46,450	Korea Exchange
04/01/17	Sell	7,121	47,000	Korea Exchange
05/01/17	Buy	1,404	45,350	Korea Exchange
05/01/17	Buy	1,859	45,150	Korea Exchange
05/01/17	Buy	941	45,300	Korea Exchange
05/01/17	Buy	1,058	45,250	Korea Exchange
05/01/17	Buy	3,830	45,200	Korea Exchange

05/01/17	Buy	3,855	45,100	Korea Exchange
05/01/17	Buy	2,768	45,100	Korea Exchange
05/01/17	Buy	2,873	45,050	Korea Exchange
09/01/17	Buy	2,783	44,850	Korea Exchange